UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Inco Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

453258402

(CUSIP Number)

Clovis Torres Junior

Companhia Vale do Rio Doce

Av. Graça Aranha 26

Rio de Janeiro, Brazil

(55) 21 3814-4477

Copies to:

Jeffrey S. Lewis

David I. Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Companhia Vale do Rio Doce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 188,252,459
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 188,252,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,252,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.09%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD Holdings GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 188,252,459
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 188,252,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,252,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.09%
14	TYPE OF REPORTING PERSON CO

3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Doce Holdings AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 188,252,459
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 188,252,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,252,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.09%
14	TYPE OF REPORTING PERSON CO

4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD International SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 188,252,459
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 188,252,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,252,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.09%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVRD Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 188,252,459
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 188,252,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,252,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.09%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itabira North America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 188,252,459
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 188,252,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,252,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.09%
14	TYPE OF REPORTING PERSON CO

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Item 1.	Security and Issuer

This Schedule 13D relates to the common shares (the “Shares”) of Inco Limited, a corporation existing under the laws of Canada (“Inco”). The executive offices of Inco are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7.

Item 2.	Identity and Background

This Schedule 13D is filed by:

(1) Companhia Vale do Rio Doce, a corporation existing under the laws of Brazil (“CVRD”);

(2) CVRD Holdings GmbH, a company existing under the laws of Austria and a wholly owned subsidiary of CVRD (“CVRD Holdings”);

(3) Rio Doce Holdings AG, a company existing under the laws of Austria and a wholly owned subsidiary of CVRD Holdings (“Rio Doce Holdings”);

(4) CVRD International SA, a company existing under the laws of Switzerland and a wholly owned subsidiary of Rio Doce Holdings (“CVRD International”);

(5) CVRD Canada Inc., a company existing under the laws of Canada and a wholly owned subsidiary of CVRD International (“CVRD Canada”); and

(6) Itabira North America, a company existing under the laws of Canada and a wholly owned subsidiary of CVRD Canada (“Itabira” and, together with the foregoing persons, collectively, the “Filing Persons”).

CVRD, a Brazilian company headquartered in the city of Rio de Janeiro, Brazil, is the largest metals and mining company in the Americas and one of the largest in the global metals and mining industry, with a market capitalization of approximately U.S.$55 billion. It is the world’s largest producer of iron ore and pellets, the world’s second largest producer of manganese and ferroalloys and a significant producer of bauxite, alumina, primary aluminum, potash, kaolin and copper. CVRD is the largest logistics player in Brazil, owning and operating three railroads and eight maritime terminals. CVRD’s shares are traded on the NYSE under the symbols “RIO” and “RIOPR”, on the São Paulo Stock Exchange under the symbols “Vale3” and “Vale5” and on the Latibex Stock Exchange under the symbols “XVALP” and “XVALO”. CVRD’s principal place of business is located at Av. Graça Aranha 26, Rio de Janeiro, Brazil.

CVRD Holdings is a holding company and does not conduct any independent operations. CVRD Holdings’ principal place of business is located at Reinerstr. 40, A-1030 Vienna, Austria.

Rio Doce Holdings is a holding company and does not conduct any independent operations. Rio Doce Holdings’ principal place of business is located at 1220, Wagramer Strae, Vienna, Austria.

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CVRD International is a holding company and acts as a trading party to certain transactions entered into in the course of CVRD’s business, but does not otherwise conduct any independent operations. CVRD International’s principal place of business is located at Chemin du Glapin 4, 1162 Saint-Prex, Switzerland.

CVRD Canada has not carried on any business prior to the date hereof, other than in respect of the Offer (as defined below). CVRD Canada’s principal place of business is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada.

Itabira has not carried on any business prior to the date hereof, other than in its capacity as the current direct holder of Shares acquired pursuant to the Offer. Itabira’s principal place of business is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada.

During the last five years, none of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

The information set forth in Schedule I is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Section 7 (“Sources of Funds”) of the Circular (as defined below) and Item 7 of the Schedule TO (as defined below) is incorporated herein by reference.

Item 4.	Purpose of Transaction.

CVRD Canada initially acquired the Shares that are the subject of this Schedule 13D as a result of a tender offer made pursuant to the tender offer statement on Schedule TO (as amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on August 14, 2006 by CVRD and CVRD Canada. In the tender offer, CVRD Canada offered to purchase all of the outstanding Shares at a purchase price of Cdn.$86.00 per Share, upon the terms and subject to the conditions set forth in the Offer and Circular dated August 14, 2006 (as amended, the “Offer and Circular”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as amended by the Notice of Variation and Extension, dated September 26, 2006, filed with the Schedule TO as Exhibit (a)(1)(H), the Notice of Variation and Extension, dated October 13, 2006, filed with the Schedule TO as Exhibit (a)(1)(I) and the Notice of Extension and Subsequent Offering Period, dated October 24, 2006, filed with the Schedule TO as Exhibit (a)(1)(J).

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The information set forth in Section 5 (“Purpose of the Offer”) of the Circular, Section 6 (“Plans for Inco”) of the Circular, Section 14 (“Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure”) of the Circular and Section 17 (“Acquisition of Shares Not Deposited”) of the Circular is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)–(b)

The responses of the Filing Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, each of the Filing Persons may be deemed to beneficially own an aggregate of 188,252,459 Shares, representing approximately 83.09% of the outstanding Shares. Such percentage is based on 226,549,959 Shares, which the Filing Persons believe to have been the fully diluted number of Shares outstanding as of November 1, 2006.

CVRD Canada, as the sole equity holder of Itabira, may be deemed to control Itabira and may therefore have shared voting and dispositive power over the Shares that Itabira beneficially owns.

CVRD International, as the sole equity holder of CVRD Canada, may be deemed to indirectly control Itabira and have shared voting and dispositive power over the Shares that Itabira beneficially owns.

Rio Doce Holdings, as the sole equity holder of CVRD International, may be deemed to indirectly control Itabira and have shared voting and dispositive power over the Shares that Itabira beneficially owns.

CVRD Holdings, as the sole equity holder of Rio Doce Holdings, may be deemed to indirectly control Itabira and have shared voting and dispositive power over the Shares that Itabira beneficially owns.

CVRD, as the sole equity holder of CVRD Holdings, may be deemed to indirectly control Itabira and have shared voting and dispositive power over the Shares that Itabira beneficially owns.

None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I, has beneficial ownership of any Shares, except as described in this Schedule 13D.

(c)

Effective as of midnight (Toronto time) on October 23, 2006, CVRD Canada took up 174,623,019 Shares, which were all the Shares tendered during the initial offering period of the Offer. On October 24, 2006, CVRD announced that it was extending the expiry date of the Offer from midnight (Toronto time) on Monday,

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October 23, 2006 to midnight (Toronto time) on Friday, November 3, 2006 in order to provide for a subsequent offering period within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended. The following table sets forth the number of Shares taken up pursuant to the Offer during the subsequent offering period and the date of such take-up.

Date	Number of Shares Taken Up
October 24, 2006	4
October 25, 2006	2,105
October 26, 2006	1,345
October 27, 2006	427,674
October 30, 2006	172,655
October 31, 2006	1,207,333
November 1, 2006	83,546
November 2, 2006	11,734,778

CVRD Canada effected all of the transactions described above at a price per Share of Cdn.$86.00.

Effective November 1, 2006, CVRD Canada transferred all Shares held by it to Itabira.

None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I, has effected any transaction in Shares during the 60 days preceding the date hereof, except as described in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, none of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

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99.1	Agreement as to Joint Filing of Schedule 13D, dated November 3, 2006, by and among the Filing Persons
99.2	Tender Offer Statement on Schedule TO dated August 14, 2006, filed by CVRD and CVRD Canada (the “Schedule TO”) and incorporated herein by reference
99.3	Credit Agreement dated October 25, 2006, filed as Exhibit (b)(2) to the Schedule TO and incorporated herein by reference
99.4	Offer and Circular dated August 14, 2006, filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference
99.5	Notice of Variation and Extension dated September 26, 2006, filed as Exhibit (a)(1)(H) to the Schedule TO and incorporated herein by reference
99.6	Notice of Variation and Extension dated October 13, 2006, filed as Exhibit (a)(1)(I) to the Schedule TO and incorporated herein by reference
99.7	Notice of Extension and Subsequent Offering Period dated October 24, 2006, filed as Exhibit (a)(1)(J) to the Schedule TO and incorporated herein by reference
99.8	Press release of CVRD dated October 24, 2006, filed as Exhibit (a)(5)(E) to the Schedule TO and incorporated herein by reference

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2006

COMPANHIA VALE DO RIO DOCE

By: /s/ Fábio de Oliveira Barbosa
Name: Fábio de Oliveira Barbosa
Title: Chief Financial Officer

By: /s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Executive Officer

CVRD HOLDINGS GMBH

By: /s/ Julianna Neumayer
Name: Julianna Neumayer
Title: Director

By: /s/ Cláudio Renato Chaves Bastos
Name: Cláudio Renato Chaves Bastos
Title: General Manager

RIO DOCE HOLDINGS AG

By: /s/ Fabio de Olveira Barbosa
Name: Fabio de Olveira Barbosa
Title: Chief Financial Officer

By: /s/ Leonardo Moretzsohn de Andrade
Name: Leonardo Moretzsohn de Andrade
Title: Internal Controls Officer

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CVRD INTERNATIONAL SA

By: /s/ Fabio de Olveira Barbosa
Name: Fabio de Olveira Barbosa
Title: Chief Financial Officer

By: /s/ Leonardo Moretzsohn de Andrade
Name: Leonardo Moretzsohn de Andrade
Title: Internal Controls Officer

CVRD CANADA INC.

By: /s/ Fábio de Oliveira Barbosa
Name: Fábio de Oliveira Barbosa
Title: Chief Financial Officer

By: /s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Executive Officer

ITABIRA NORTH AMERICA INC.

By: /s/ Clovis Torres
Name: Clovis Torres
Title: Corporate General Counsel

By: /s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: Director of Corporate Finance

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Schedule I

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF THE FILING PERSONS

Set forth in the table below is certain information concerning each of the directors and executive officers of each of the Filing Persons.

The business address of each director and executive officer of CVRD is Av. Graça Aranha 26, Rio de Janeiro, Brazil.

The business address of each director and executive officer of CVRD Holdings is Reinerstr. 40, A-1030 Vienna, Austria.

The business address of each director and executive officer of Rio Doce Holdings is 1220, Wagramer Strae, Vienna, Austria.

The business address of each director and executive officer of CVRD International is Chemin du Glapin 4, 1162 Saint-Prex, Switzerland.

The business address of each director and executive officer of CVRD Canada and Itabira (other than William J. Braithwaite) is Av. Graça Aranha 26, Rio de Janeiro, Brazil. The business address of William J. Braithwaite is 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada.

CVRD

Name and Country of Citizenship	Principal Occupation
Directors
Julio Sergio Gomes de Almeida, Director Citizenship — Brazilian	Executive Officer of Instituto de Estudos para o Desenvolvimento Industrial (IEDI); Economic Policy Secretary at the Brazilian Ministry of Finance; Professor at IE/Unicamp
Oscar Augusto de Camargo Filho Citizenship — Brazilian	Partner of CWA Consultoria Empresarial
Renato da Cruz Gomes Citizenship — Brazilian	Executive Officer of Bradespar S.A.; Executive Officer of Valepar S.A.
Mário da Silveira Teixeira Júnior Citizenship — Brazilian	Director of Banco Bradesco S.A
Arlindo Magno de Oliveira Citizenship — Brazilian	Various positions at Banco do Brasil since 1974; various positions at Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) since 1974
Jorge Luiz Pacheco Citizenship — Brazilian	Manager of Strategic Investments of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI)
Erik Persson Citizenship — Brazilian	Pension Officer of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI)

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Eduardo Fernando Jardim Pinto Citizenship — Brazilian	President of Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Maranhão, Pará e Tocantins (STEFEM)
Sérgio Ricardo Silva Rosa Citizenship — Brazilian	Chairman of the Board of Directors of CVRD; Executive Officer of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI)
Francisco Augusto da Costa e Silva Citizenship — Brazilian	Director of Banco do Brasil S.A.; Partner at Bocater, Camargo, Costa e Silva — Advogados Associados
Hiroshi Tada Citizenship — Japanese	Executive Vice President of Mitsui & Co. Ltd.
Executive Officers
Roger Agnelli Citizenship — Brazilian	Chief Executive Officer and President of CVRD
Fabio de Oliveira Barbosa Citizenship — Brazilian	Chief Financial Officer of CVRD
José Carlos Martins Citizenship — Brazilian	Executive Officer of Ferrous Minerals Division of CVRD
Murilo Ferreira Citizenship — Brazilian	Executive Officer of Holdings, Energy and Business Development of CVRD
José Lancaster Citizenship — American	Executive Officer of Non-Ferrous Division of CVRD
Guilherme Rodolfo Laager Citizenship — Brazilian	Executive Officer of Logistics Division of CVRD
Carla Grasso Citizenship — Brazilian	Executive Officer of Human Resources and Corporate Services of CVRD
Tito Botelho Martins Citizenship — Brazilian	Executive Officer of Corporate Affairs of CVRD
Gabriel Stoliar Citizenship — Brazilian	Chief Planning and Control Officer of CVRD

CVRD Holdings

Name and Country of Citizenship	Principal Occupation
Julianna Neumayer Citizenship — Austrian	Director, Fidux Management Services GmbH
Cláudio Renato Chaves Bastos Citizenship — Brazilian	General Manager of Affiliated Companies, CVRD

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Rio Doce Holdings

Name and Country of Citizenship	Principal Occupation
Directors
Luis Fernando Camilotto Citizenship — Italian	Director, CVRD International SA
Marc Isserles Citizenship — Swiss	Director, CVRD International SA
Fabio de Oliveira Barbosa Citizenship — Brazilian	Chief Financial Officer of CVRD
Executive Officers
Pierre-André Bertholet Citizenship — Swiss	Director, CVRD International SA
Leonardo Moretzsohn de Andrade Citizenship — Brazilian	Internal Controls Officer at CVRD

CVRD International

Name and Country of Citizenship	Principal Occupation
Directors
José Carlos Martins Citizenship — Brazilian	Executive Officer of Ferrous Minerals Division of CVRD
Luis Fernando Camilotto Citizenship — Italian	Director, CVRD International SA
Dan Boghiu Citizenship — Swiss	Director, CVRD International SA
Marc Isserles Citizenship — Swiss	Director, CVRD International SA
Gerd Peter Poppinga Citizenship — German	Director, CVRD International SA
Fabio de Oliveira Barbosa Citizenship — Brazilian	Chief Financial Officer of CVRD
Leonardo Moretzsohn de Andrade Citizenship — Brazilian	Internal Controls Officer at CVRD

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CVRD Canada

Name and Country of Citizenship	Principal Occupation
Directors
Fábio de Oliveira Barbosa Citizenship — Brazilian	Chief Financial Officer of CVRD
William J. Braithwaite Citizenship — Canadian	Partner at Stikeman Elliott LLP
Murilo Ferreira Citizenship — Brazilian	Executive Officer of Holdings, Energy and Business Development of CVRD
Clovis Torres Junior Citizenship — Brazilian	Corporate General Counsel of CVRD
Executive Officers
Pedro Jose Rodrigues Citizenship — Brazilian	Director of New Business Development of CVRD
Guilherme Perboyre Cavalcanti Citizenship — Brazilian	Director of Corporate Finance of CVRD

Itabira

Name and Country of Citizenship	Principal Occupation
Directors
William J. Braithwaite Citizenship — Canadian	Partner at Stikeman Elliott LLP
Guilherme Perboyre Cavalcanti Citizenship — Brazilian	Director of Corporate Finance of CVRD
Clovis Torres Jr. Citizenship — Brazilian	Corporate General Counsel of CVRD
Leonardo Moretzsohn de Andrade Citizenship — Brazilian	Internal Controls Officer at CVRD
Executive Officers
Guilherme Cavalcanti Citizenship — Brazilian	Director of Corporate Finance of CVRD
Leonardo Moretzsohn de Andrade Citizenship — Brazilian	Internal Controls Officer at CVRD

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